SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

UNITED INSURANCE HOLDINGS CORP.

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

910710 102

(CUSIP number)

Andrew L. Graham

General Counsel

2340 Drew Street, Suite 200

Clearwater, FL 33765

(727) 213-3615

(Name, address and telephone number of person authorized to receive notices and communications)

October 12, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D	Page 2 of 6

1.	Names of reporting persons Homeowners Choice, Inc. I.R.S. Identification Nos. of above persons (entities only) 20-5961396
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,762,941 (includes warrants to purchase 220,047 shares of common stock)
	8.	Shared voting power
	9.	Sole dispositive power 1,762,941 (includes warrants to purchase 220,047 shares of common stock)
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 1,762,941
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 16.67%
14.	Type of reporting person (see instructions) CO

13D	Page 3 of 6

Item 1. Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $0.0001 per share (the “Shares”), of United Insurance Holdings Corp., a Delaware corporation (“United”). The principal executive office of United is 360 Central Avenue, Suite 900, St. Petersburg, FL 33701.

Item 2. Identity and Background.

(a) - (c) Homeowners Choice, Inc. (“HCI”) is a property and casualty insurance holding company incorporated in Florida in 2006. Through HCI’s subsidiaries, which consist of Homeowners Choice Property & Casualty Insurance Company, Inc., Homeowners Choice Managers, Inc., Southern Administration, Inc., and Claddaugh Casualty Insurance Company, Ltd., HCI provides property and casualty homeowners’ insurance, condominium-owners’ insurance, and tenants’ insurance to individuals owning property in Florida. HCI’s principal executive offices are located at 2340 Drew Street, Suite 200, Clearwater, Florida 33765.

Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of HCI which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.

(d) - (e) During the last five years, neither HCI nor, to HCI’s knowledge, any director or executive officer listed in Exhibit 99.1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither HCI nor, to HCI’s knowledge, any of the persons listed in Exhibit 99.1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except as otherwise noted, each of the persons listed in Exhibit 99.1 is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 12, 2010, HCI and Synovus Financial Corp., a Georgia corporation (“Synovus”) entered into a Purchase Agreement (the “Agreement”) pursuant to which Synovus agreed to sell and HCI agreed to purchase 1,542,894 shares of Common Stock of United and warrants to purchase 220,047 shares of Common Stock of United, which expire on October 4, 2011 for an aggregate purchase price of $4,551,737.30 (the “Transaction”). The consummation of the Transaction (the “Closing”) is subject to customary terms and conditions, including receipt of the approval of the Florida Office of Insurance Regulation. Unless otherwise agreed to by Synovus and HCI, the Agreement will terminate if the Closing has not occurred on or before November 30, 2010. The source of the funding for the purchase of the Shares and the warrants will be HCI’s working capital.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

13D	Page 4 of 6

Item 4. Purpose of Transaction.

HCI has entered into the Agreement, the Closing of which is subject to regulatory approval, for investment purposes and as an indication of HCI’s serious interest in exploring with United the possibility of a business combination between the two companies. HCI believes that the agreed-upon purchase price would make the acquisition of the Shares a good investment and that there might be synergies, efficiencies and business opportunities to be derived from a combination of the two companies. Depending on numerous factors, some of which are set forth below, HCI may purchase from time to time in the open market or privately negotiated transactions additional Shares.

In determining whether to purchase additional Shares, HCI intends to consider various factors, including the results of HCI’s investigation of United’s financial condition, business and prospects, other developments concerning United, the reaction of United to HCI’s planned ownership of Shares and HCI’s initiation of discussion as to a potential business combination, price levels of the Shares, other business opportunities available to HCI, and other general economic, monetary and stock market conditions. Depending upon the factors referred to above, and other relevant considerations, HCI may determine to dispose of all or a portion of the purchased Shares. Except as set forth in this Item 4, HCI does not have any plans or proposals which relate to or would result in the acquisition or disposition of Shares by it or any of the other events described in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Prior to October 12, 2010, HCI was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon execution of the Purchase Agreement, HCI may be deemed to have acquired sole voting power with respect to 1,762,941 Shares beneficially owned by HCI. HCI beneficially owns 1,762,941 (220,047 of which shares are issuable pursuant to warrants that are currently exercisable or that are exercisable within 60 days) which constitute approximately 16.67% of the total issued and outstanding Shares (based on 10,573,932 Shares, the number of Shares outstanding).

(c) The information set forth in Item 4 above is incorporated herein by reference.

(d) HCI has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by HCI and reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

99.1	Directors and Executive Officers of Homeowners Choice, Inc.

99.2	October 12, 2010 Purchase Agreement by and between Synovus and HCI

13D	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2010	HOMEOWNERS CHOICE, INC.

	By:	/s/ Richard R. Allen
Richard R. Allen
Chief Financial Officer